José Antonio Álvarez
Chief Financial Officer

October 18, 2007
Via EDGAR (Correspondence) and Courier

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 001-12518

Dear Mr. Vaughn:

By letter dated October 4, 2007, you provided comments, in addition to those provided by letter dated September 5, 2007, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Banco Santander S.A.’s (formerly Banco Santander Central Hispano, S.A., or the “Bank”) annual report on Form 20-F for the fiscal year ended December 31, 2006 (“2006 Form 20-F”). In response to your comments and on behalf of the Bank, and as a supplement to our letter to the Staff dated October 5, 2007, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
Note 1. – Introduction, basis of presentation of the consolidated financial statements and other information
b) Basis of presentation of the consolidated financial statements, page F-7
1.
Please refer to our previous comment 1. In your response, you propose to disclose that Loan Losses are excluded from “Net Operating Income”. However, Loan Losses are only one example of various operating expenses including multiple provision and impairment charges that are excluded from your measure titled “Net Operating Income”. For purposes of transparency, please revise your proposed disclosures to specifically disclose that the profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from “Net Operating Income”, and reduces “Gross Income” by certain expenses.

Response

In our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”) and in other future financial statement filings made with the SEC that contain U.S. GAAP reconciliations (the 2007 Form 20-F, together with such other filings, collectively, the “Future Filings”), we will revise our disclosures in response to your comments. We have extracted below Note 1. b) “Basis of presentation of the consolidated financial statements” from the audited financial statements included in our 2006 Form 20-F and we have underlined the wording that will be added:

“Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, which profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from “Net Operating Income”, and reduces “Gross Income” by certain expenses.”

d) Measurement of financial assets and liabilities and recognition of fair value changes iii) Valuation techniques, page F-19
2.
We note your proposed enhanced disclosures in response to our previous comment 3. Paragraph BC38 of IFRS 7 specifies that the assumptions used in internal valuation models (for those models that could result in a significantly different estimate of fair value) shall be disclosed to give users of financial statements a sense of the potential variability of fair value estimates and of the sensitivity of fair value estimates to the main valuation assumptions. Therefore, please revise your future filings to disclose the main assumptions used for each valuation model disclosed. Additionally, please revise your proposed disclosures to identify the extent to which a particular valuation model is used to value certain of your asset and liability classes.

Response

In our Future Filings, we will enhance our description of the assumptions used in our internal valuation models as follows.

“Financial assets and liabilities carried at fair value determined by reference to observable market prices include government debt securities, asset-backed and corporate debt securities, corporate equity shares, short positions in securities and debt securities issued.

Where representative market prices for an instrument are not available or are unreliable because of poor liquidity the fair value is derived from prices for its components using appropriate pricing or valuation models. Such instruments are substantially loans, deposits, repurchase agreements and most derivatives.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate internal valuation models.

The main techniques employed in these internal models are as follows:

▪	In the valuation of financial instruments which are linear and permit static hedging (basically, forwards, futures and swaps), the “present value” method is used. The expected future cash flows are discounted back to the present valuation date, using market standard yield curves of the relevant currencies. Typically the points in the yield curves are quoted and traded on the markets, hence the fair values of these instruments are deemed to be non-arbitrageable fair values;

▪
In the valuation of financial instruments which are non-linear and require dynamic hedging (e.g. options and structured instruments), the Black-Scholes paradigm is mainly used. In the Black-Scholes paradigm, a non-linear instrument is assumed to be hedgeable by a linear instrument (“delta hedge”) within a small and finite range in underlying spot price and time. As and when the market moves outside the small range, the linear hedge has to be adjusted (hence the wording dynamic). This allows to set up a partial differential equation (PDE) which can be used to solve the fair value of the non-linear instruments. The fair value of such non-linear instrument is effectively the (dynamic) hedging cost. In valuing such instruments within the Black-Scholes paradigm, “volatility smile and skew” are  considered and priced in when appropriate (i.e. the volatility assumption in the original Black-Scholes single-volatility model is expanded, or calibrated, in order to fit all the relevant market quotes available). Calibration to the traded and observable market quotes is very important, as it is assumed that the instrument to be priced can be hedged by the standard market  instruments in a consistent manner. Typically, in addition to analytical formulae solutions, numerical techniques (e.g. PDE solver, Monte Carlo engine, trinomial tree) are required to solve the relevant PDE.;

▪
In the valuation of financial instruments exposed to non-linear interest rate risks, in addition to the Black-Scholes paradigm (which is used to value European style options, e.g. cap/floor, swaption), the entire term structure of the yield curve is modeled for some instruments. Notably, the Heath-Jarrow-Morton model is employed in the term structure modeling, which takes into account the de-correlation of the short and long end of the yield curve. Such models calibrate to the market-quoted yield curve term structure, and traded option quotes whenever appropriate. Such calibration assumes that the instruments concerned can be hedged and risk managed by the market traded products (e.g. interest rate futures, caps/floors, etc). Hence the price of such instrument is effectively bench-marked to the observable market parameters whenever possible;

▪
Credit risk is measured using both linear and non-linear models. In the linear case (e.g. CDS, or risky bonds), the methodology (hence assumption) is similar to that applied to linear interest rate instruments (e.g. swaps or bonds). For non-linear instruments, if the instruments are exposed to individual credits, typically the loss-given-default probability is modeled for those credits using market standard Gaussian copula methodology. In such methodology, the correlation between individual credits is considered and modelled using Gaussian copula. The joint loss (probability) distribution can then be calculated using numerical techniques, including solving differential equations. Once the joint loss (probability) distribution is obtained, the statistical average (or expectation) can be obtained by integrating the relevant part of the probability distribution curve, as the fair value. If the instruments are exposed to the risks of CDS term structure, the model (hence assumption) used is similar to that used in the measurement of interest rate term structure risk.

The fair value of the instruments derived from the pricing and valuation models described above, takes into account contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. The Group’s pricing and valuation models do not entail material subjectivity because the methodologies used do not incorporate significant judgment and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk and liquidity risk.”

Note 58.5 – Consolidated financial statements, page F-174
3.
Please refer to our previous comment 6. On page F-175, you state that these financial statements are prepared in accordance with EU-IFRS and are merely reclassified to conform to the presentation requirements of Regulation S-X. Therefore, it remains unclear why you have reclassified certain amounts to conform to FIN 46-R for this presentation, since FIN 46-R is not within the scope of Regulation S-X. Please revise your future filings accordingly, or advise.

Response

In our Future Filings, we will revise our disclosures to reflect this comment. In our U.S. GAAP disclosures, we will present the consolidated balance sheet and consolidated statements of income of the Group under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America without taking into consideration the application of FIN 46-R.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Antonio Álvarez at +34-91-289-32-80.

Very truly yours,

/s/ José Antonio Álvarez
José Antonio Álvarez
Chief Financial Officer

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Fernando Ros, Deloitte, S.L.
Ms. Mónica Cueva, Banco Santander, S.A.
Mr. José Galiana, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.